FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending August 15, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 15, 2003                                          By: LORRAINE DAY
                                                             ------------------
                                                              Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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14 August 2003


                               GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 19th May 2003, it purchased for cancellation 500,000 of its Ordinary 25 pence shares on Thursday 14th August 2003 at a price of 1235.69 pence per share.

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                              Director's Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr L Shapiro        The Administrators of the GlaxoSmithKline Scientific
                    Advisory Board Share Allocation Plan notified
                    GlaxoSmithKline plc on 14 August 2003 that 368 American
                    Depository Shares (ADS) had been purchased for Dr Shapiro at a price of $39.5227 on 13 August 2003 as per the share election arrangements for the Scientific
                    Advisory Board. Dr Shapiro was also notified of this change on 14 August 2003.



SM Bicknell
Company Secretary
14 August 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                 The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 15 August 2003, that as a result of movement in the fund on the 14 August 2003, the number of Ordinary Share ADRs held by the fund had decreased from 19,070,791 to 18,932,799 at an average price of $39.76.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

15 August 2003